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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.          )*
                                        ---------

                             Midisoft Corporation
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                 597 413 10 3
                         ----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 1 of 2 pages
CUSIP NO.  597 413 10 3
           ------------
                                     13G

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond Bily
         ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)
                                                                          -----
         Not Applicable                                                 (b)
                                                                          -----
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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               5   SOLE VOTING POWER
  NUMBER OF              1,054,777
   SHARES     ------------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY               Not Applicable
    EACH
  REPORTING   ------------------------------------------------------------------
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH                 1,054,777
              ------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,054,777
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *
         Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         35.2%
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12  TYPE OF REPORTING PERSON *
         IN (Individual)
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

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                                                               Page 2 of 2 pages

Note: This Schedule 13G is being filed to reflect the Reporting Person's share ownership as of December 31, 1993.

ITEM 1(a).  NAME OF ISSUER:
         Midisoft Corporation
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         1605 NW Sammamish Rd., Suite 205, Issaquah, WA  98027
ITEM 2(a).  NAME OF PERSON FILING:
         Raymond Bily
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         15513 NE 52nd Street, Redmond, WA 98052
ITEM 2(c).  CITIZENSHIP:
         USA
ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
         See cover page
ITEM 2(e).  CUSIP NUMBER:
         See cover page
ITEM 3. NOT APPLICABLE

ITEM 4. OWNERSHIP:
      (a) Amount beneficially owned: 1,054,777
      (b) Percent of class: 35.2%
      (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote: See Item 4(a)
          (ii) Shared power to vote or to direct the vote: None
          (iii) Sole power to dispose or to direct the disposition of: See Item 4(a)
          (iv) Shared power to dispose or to direct the disposition of: None

ITEM 5. NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The Reporting Person has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the law of descent and distribution.

ITEM 7.  NOT APPLICABLE
ITEM 8.  NOT APPLICABLE
ITEM 9.  NOT APPLICABLE

ITEM 10.  CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              December 24, 1996
                              -----------------
                                     Date

                               /S/ Raymond Bily
                              -----------------
                                   Signature